Exhibit 23.2

KPMG

111 North Orange Avenue, Suite 1600

P.O. Box 3031

Orlando, FL 32801

Independent Auditors’ Consent

The Board of Directors

Darden Restaurants, Inc.:

We consent to the incorporation by reference in this Registration Statement on Form S-8 of Darden Restaurants, Inc. of our reports dated July 27, 2006, with respect to the consolidated balance sheets of Darden Restaurants, Inc. and subsidiaries as of May 28, 2006, and May 29, 2005, and the related consolidated statements of earnings, changes in stockholders’ equity and accumulated other comprehensive income (loss), and cash flows for each of the fiscal years in the three-year period ended May 28, 2006, management assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting as of May 28, 2006, which reports appear in the annual report on Form 10-K for the year ended May 28, 2006 of Darden Restaurants, Inc.

/s/ KPMG LLP

Orlando, FL

March 29, 2007